02048907

RECD S.E.C.
JUL 15 2002
1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _______________ to _________________

Commission File No. 1-14642

PROCESSED
JUL 18 2002
THOMSON
FINANCIAL

A. Full Title of the Plan:

ING Savings Plan and ESOP

Employer Sponsoring the Plan:

ING GROEP N.V.

Translation of Employer's Name into English:

ING GROUP N.V.

B. Issuer of the shares held pursuant to the Plan:

ING GROEP N.V.

Address of Principal Executive Offices:

Strawinskylaan 2631
1077 ZZ Amsterdam,
P.O. Box 810,
1000 AV Amsterdam,
The Netherlands

Page 1 of 25 pages.
Exhibit Index on page 23.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

ING Savings Plan and ESOP (Formerly ReliaStar Financial Corp. Success Sharing Plan and ESOP through June 30, 2001)

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

ING Savings Plan and ESOP (Formerly ReliaStar Financial Corp. Success Sharing Plan and ESOP through June 30, 2001)

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Plan Administrator
ING Savings Plan and ESOP

We have audited the accompanying statements of net assets available for benefits of ING Saving Plan and ESOP (formerly ReliaStar Financial Corp. Success Sharing Plan and ESOP through June 30, 2001) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis, and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

July 8, 2002

Ernst & Young LLP is a member of Ernst & Young International, Ltd.

ING Savings Plan and ESOP (Formerly ReliaStar Financial Corp.
Success Sharing Plan and ESOP through June 30, 2001)

Statement of Net Assets Available for Benefits

As of December 31, 2001

	Allocated	Unallocated	Total
Assets			
Investments at fair value:			
Cash and money market funds	$ 22,977,040	$ 1,610,172	$ 24,587,212
Mutual funds	370,738,170	–	370,738,170
Common stock	107,344,526	91,925,719	199,270,245
Participant loans	10,965,987	–	10,965,987
Investments at contract value	76,699,932	–	76,699,932
Total investments	588,725,655	93,535,891	682,261,546
Contribution receivable - participant	669,071	–	669,071
Contribution receivable - employer	380,384	–	380,384
Interest receivable	25,261	10,740	36,001
Total assets	589,800,371	93,546,631	683,347,002
Liabilities			
ESOP note payable	–	12,544,401	12,544,401
Net assets available for benefits	$589,800,371	$81,002,230	$670,802,601

See accompanying notes.

ING Savings Plan and ESOP (Formerly ReliaStar Financial Corp. Success Sharing Plan and ESOP through June 30, 2001)

Statement of Net Assets Available for Benefits

As of December 31, 2000

	Allocated	Unallocated	Total
Assets			
Investments at fair value:			
Cash and money market funds	$ 1,634,026	$ 3,284,572	$ 4,918,598
Mutual funds	132,795,298	–	132,795,298
Common stock	147,643,204	168,275,409	315,918,613
Participant loans	4,282,138	–	4,282,138
Investments at contract value	40,504,005	–	40,504,005
Total investments	326,858,671	171,559,981	498,418,652
Interest receivable	230,296	13,539	243,835
Total assets	327,088,967	171,573,520	498,662,487
Liabilities			
ESOP note payable	–	17,037,951	17,037,951
Net assets available for benefits	$327,088,967	$154,535,569	$481,624,536

See accompanying notes.

6

ING Savings Plan and ESOP (Formerly ReliaStar Financial Corp. Success Sharing Plan and ESOP through June 30, 2001)

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2001

	Allocated	Unallocated	Total
Additions:			
Interest and dividends	$ 12,965,227	$ 4,241,686	$ 17,206,913
Contributions – participant	26,836,177	–	26,836,177
Rollover contributions, net	1,272,695	–	1,272,695
Plan mergers	329,009,777	–	329,009,777
Total additions	370,083,876	4,241,686	374,325,562
Deductions:			
Net depreciation in fair value of investments	89,502,202	57,439,191	146,941,393
Benefits paid directly to participants	35,993,594	–	35,993,594
Administrative expenses	706,060	–	706,060
Interest expense	–	1,506,450	1,506,450
Total deductions	126,201,856	58,945,641	185,147,497
Allocation of shares	18,829,384	(18,829,384)	–
Net increase (decrease)	262,711,404	(73,533,339)	189,178,065
Net assets available for benefits:			
Beginning of year	327,088,967	154,535,569	481,624,536
End of year	$589,800,371	$ 81,002,230	$670,802,601

See accompanying notes.

ING Savings Plan and ESOP (Formerly ReliaStar Financial Corp. Success Sharing Plan and ESOP through June 30, 2001)

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2000

	Allocated	Unallocated	Total
Additions:			
Net appreciation in fair value of investments	$ 40,291,388	$ 68,267,087	$108,558,475
Interest and dividends	8,555,637	3,065,436	11,621,073
Contributions – participant	13,492,628	–	13,492,628
Contributions – employer	–	8,175,550	8,175,550
Rollover contributions, net	923,802	–	923,802
Plan mergers	9,986,425	–	9,986,425
Total additions	73,249,880	79,508,073	152,757,953
Deductions:			
Benefits paid directly to participants	36,552,412	–	36,552,412
Administrative expenses	570,567	–	570,567
Interest expense	–	1,913,881	1,913,881
Total deductions	37,122,979	1,913,881	39,036,860
Allocation of shares	24,697,162	(24,697,162)	–
Net increase	60,824,063	52,897,030	113,721,093
Net assets available for benefits:			
Beginning of year	266,264,904	101,638,539	367,903,443
End of year	$327,088,967	$154,535,569	$481,624,536

See accompanying notes.

1. Description of the Plan

General

The following is a general description of the ING Savings Plan and ESOP (the "Plan, formerly ReliaStar Financial Corp. Success Sharing Plan and ESOP). Participants should refer to the Plan agreements for a more complete description of the Plan's provisions, including those described herein.

The Plan is intended to meet the requirements for qualification as both a profit sharing plan and stock bonus plan under the Internal Revenue Code (the "IRC") Section 401(a) with an employee stock ownership feature under Section 4975(e)(7) of the IRC. The employee stock ownership feature of the Plan is designed to invest primarily in qualifying employer securities that meet the requirements of IRC Sections 4975(e)(8) and 409(l). The Plan also contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC. The Plan is intended to be in full compliance with applicable requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

ING North America Insurance Corporation is the Plan sponsor and ING US Pension Committee is the plan administrator (the "Plan Administrator"). Riggs Bank N.A. ("Riggs"), Mellon Bank ("Mellon") and Northern Trust are the trustees (the "Trustees") of the Plan.

The Plan covers all eligible employees of ING North America Insurance Corporation ("ING" or the "Company") as well as various other related ING participating employers.

Plan Mergers

During 2000, the retirement plan assets of the Pilgrim and FNC plans were transferred into the Plan.

1. Description of the Plan (continued)

Plan Mergers (continued)

Also during 2000, ReliaStar Financial Corp. ("ReliaStar"), ING, ING America Insurance Holdings, Inc. and SHP Acquisition Corp. executed an agreement and plan of merger that provided for the acquisition of ReliaStar by ING. In connection with the merger, shares of ReliaStar common stock owned by the Plan were exchanged for ING American Depository Shares at a value of $54 per share of ReliaStar common stock.

During 2001, two additional plans of ING were merged into the Plan, and effective July 1, 2001 the Plan's name was changed from ReliaStar Financial Corp. Success Sharing Plan and ESOP ("RLR Plan") to ING Savings Plan and ESOP. The merging plans were the ING Savings Plan ("ING Plan") and ING Incentive Savings Plan for Aetna Financial Services and Aetna International Employees ("AFS Plan"). These plans retained their existing provisions until January 1, 2002 at which time the provisions were amended to be uniform for all participants. Additionally, assets of these plans have remained with their respective Trustees through December 31, 2001, however, in early 2002, the assets of the Plan were transferred to ING National Trust.

Also during 2001, the retirement plan assets of the Lexington plan were transferred into the Plan.

Eligibility

All employees meeting the age, service and other qualifying requirements, as defined in the applicable Plan agreement, are immediately eligible to participate in the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan investment results. Allocations are based on participant earnings or account balances, as defined in the applicable Plan agreement. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions or pay Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Vesting in the matching Company contributions plus actual earnings thereon is based on a graded schedule related to years of service. Participants should refer to the applicable Plan agreement for a complete discussion of vesting provisions.

Employee Contributions

As defined in the applicable Plan agreements, the level of elective contributions varies among eligible groups of participants. Subject to these limitations, participants of the former ING Plan may contribute up to 20 percent of their pretax annual compensation; participants of the former AFS Savings Plan may contribute up to 10 percent of their pretax annual compensation; and participants of the former RLR Savings Plan may contribute up to 15 percent of their pretax annual compensation,. Participants may also contribute amounts representing distributions from other qualified plans. Contributions are subject to certain limitations of the IRC.

Unallocated Amounts

The unallocated amounts shown on the financial statements of the Plan represent the value of the shares of ING American Depository Shares (prior to September 2000, ReliaStar common stock), including any dividends and earnings attributable thereto, that were purchased by the Plan using the proceeds of borrowings under the ESOP note payable (see Note 7). Principal and interest payments on the outstanding note payable are funded by dividends received on ING common stock or by direct contributions from the Company.

1. Description of the Plan (continued)

Allocation of Shares

Under the former RLR Plan a portion of the unallocated ING American Depository Shares (prior to September 2000, ReliaStar common stock) is allocated to the accounts of eligible participants. This allocation is composed of three components - a match of participant contributions, an annual amount based on ING financial performance, and supplemental retirement contributions. Subject to Plan provisions, an allocation of shares to participants may also be allowed as a replacement of dividend payments. Under the former ING Plan and former AFS Plan, participants were eligible for a match of participant contributions, which subsequent to the merger of these plans in 2001, was made in ING Depository Shares. The Company has no rights against the shares once they are allocated under the ESOP. During 2001 and 2000, the Company allocated a total of 739,759 and 616,466 shares (adjusted for share splits, as applicable) with a corresponding value of $18,829,384, and $24,697,162, respectively.

The Company matches participant contributions in the following manner: participants of the former ING Plan - 100 percent of each participant's contributions up to 3% of eligible compensation plus 50% of each participant's contributions up to the next 3% of eligible compensation; participants of the former AFS Plan – 100% of each participant's contributions up to 5% of eligible compensation; participants of the former RLR Plan – 100% of each participant's contributions up to the first 6% of eligible compensation. The matching amount is subject to an IRC maximum of $10,500 per participant based on a maximum compensation of $170,000 and the Plan's formula. Participants may reallocate this Company match to other investment options within the Plan if they choose.

The annual amount component of the employer allocation is based on ING financial performance and requires approval of the ING Board of Directors. Unallocated shares are transferred to participant accounts based on participants' eligible earnings. Participants may elect to reallocate one-third of the annual amount from ING American Depository Shares to the various investment options available under the Plan. Two-thirds of the employer allocation remains invested in ING American Depository Shares until age 55.

1. Description of the Plan (continued)

Allocation of Shares (continued)

In connection with the suspension of additional benefits provided by ReliaStar's former defined benefit retirement plan, employees meeting certain age and service requirements became eligible to receive transition benefits. Effective, January 1, 1999, the Plan was amended to provide supplemental retirement contributions via an ongoing transfer of unallocated shares to participant accounts until their retirement. Participants may reallocate the supplemental retirement contributions to other investment options within the Plan if they choose.

Loans

Subject to the provisions of the Plan, participants may borrow against their account balances provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the vested balance or $50,000.

Each loan will bear an interest rate as prescribed by the Plan's applicable provisions, currently the prime interest rate plus 1% - 2%. Loan repayment periods are for a maximum of five years unless the loan is for the purchase of a primary residence, in which case the maximum is ten years. Principal and interest are repaid ratably through payroll deductions.

Benefits

Upon termination of service due to death, disability or retirement, a participant or his/her beneficiary may elect to receive either a lump-sum distribution or periodic payments of the vested account balances. As defined in the Plan agreements, certain employees are also eligible for hardship withdrawals, as defined in the IRC. Participants should refer to the applicable Plan agreement for a complete discussion of benefit payment provisions.

1. Description of the Plan (continued)

Administrative Expenses

The Plan's expenses are paid by ING or the Plan, as provided by the Plan agreements.

Plan Termination

Although ING has not expressed intent to discontinue the Plan in whole or in part, it may do so at anytime, subject to requirements set forth in ERISA. In the event of termination of the Plan, no additional employees shall become participants and no further contributions shall be made to the Plan. All participants shall have a 100% vested interest in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan provides for investments in ING American Depository Shares, guaranteed investment contract ("GIC") related investments, pooled separate accounts and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term; such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Pooled separate accounts and mutual funds are stated at fair value, which is the quoted market price. Investments in ING American Depository Shares are based on the quoted market price of the common shares of ING Groep N.V. Certain investments in contracts with insurance companies (see Note 6) are stated at contract value, which represents contributions and reinvested income, less any withdrawals plus accrued interest.

2. Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Loans to participants are valued at their outstanding balances, which approximate fair value.

Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 26, 1999 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is not subject to taxation under current law. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes that the Plan is being operated in conformity with applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

4. Investments

Northern Trust held the Plan's investment assets and executed transactions as the Plan's Trustee throughout 2000. Northern Trust, Riggs and Mellon held the Plan's investment assets and executed transactions as the Plan's Trustees during 2001. The value of individual investments that represent 5% or more of the Plan's total net assets is as follows as of the years ended December 31:

	2001	2000
ING Company Shares, 7,476,237 and 7,885,644 shares (adjusted for share splits, as applicable), respectively*	$199,270,245	$315,918,613
Fidelity Blue Chip Fund	44,332,347	55,392,797
Choice One GIC Fund	44,330,289	40,504,005
ING GIC Georgia I Fund	47,033,937	N/A
ING GIC Georgia II Fund	48,165,750	N/A

* Includes non-participant-directed investments (see Note 5)

The net appreciation (depreciation) in fair value of each significant class of investments is as follows for the years ended December 31:

	2001	2000
Mutual Funds	$ (33,388,150)	$ (16,934,487)
ING Company Shares	(113,553,243)	125,492,962
	$(146,941,393)	$108,558,475

5. Non-participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to nonparticipant-directed investments is as follows as of and for the years ended December 31:

	2001	2000
Investments at fair value:		
Common stock	$45,615,063	$68,831,646
Change in net assets:		
Employer allocation of shares	9,488,128	4,362,591
Interest, dividends and net appreciation (depreciation) of fair value of investments	(11,640,956)	8,742,335
Distributions to participants	5,066,424	9,473,466

6. Investments in Insurance Contracts

As of December 31, 2001, the Plan maintains five GIC related investment options, which are sponsored by the Life Insurance Company of Georgia, Security Life of Denver Insurance Company, ING and ReliaStar ("Fund Sponsors"). As of December 31, 2001, the Plan had a total of $200,864,344 invested in these options, $124,164,412 of which is reported at fair value and $76,699,932 of which is reported at contract value on the statement of net assets available for benefits. As of December 31, 2000, the Plan had a total of $40,504,005 invested in one option sponsored by ReliaStar, reported at contract value on the statement of net assets available for benefits.

The earnings of the GIC funds are based on an interest rate applied to each participant's outstanding balance. The interest rates are analyzed and may be reset annually by the Fund Sponsors. The average yield and crediting interest rate in effect at December 31, 2001 for the funds sponsored by the Life Insurance Company of Georgia and Security Life of Denver Insurance Company was approximately 7.75 percent. The average yield and crediting interest rate in effect at December 31, 2001 for the fund sponsored by ING was approximately 6.00 percent. The average yield and crediting interest rate in effect at December 31, 2001 and 2000 for the fund sponsored by ReliaStar was 6.43 percent and 6.59 percent, respectively. Each fund's contracts are benefit responsive and the underlying contracts have no restrictions on the use of Plan assets. There are no valuation reserves recorded to adjust contract amounts.

7. Note Payable

In January 1991, ReliaStar completed a transaction with the Plan whereby ReliaStar issued 1,338,090 shares of a new series of convertible preferred stock to the Plan. To finance the stock purchase, the Plan borrowed $30,000,000 from ReliaStar under a 9.5%, 20-year note. Prepayments of principal can be made at any time without penalty. The note is collateralized by the unallocated shares held by the Plan.

Each share of the original ReliaStar convertible preferred stock had a minimum redemption value of $22.42 and was convertible into two shares of common stock. The annual dividend was $2.19 per share, was paid semiannually, and was subject to future adjustments under certain circumstances. At the close of business on December 31, 1996, the convertible preferred stock shares were converted into ReliaStar common stock shares at a ratio of two shares of common for each share of convertible preferred. No conversion premium was involved.

In connection with the merger of ReliaStar into ING, shares owned by the Plan were exchanged for ING American Depository Shares at a value of $54 per share of ReliaStar common stock.

ING and ReliaStar pay / paid dividends on the shares held by the Plan plus additional cash contributions in amounts necessary to enable the Plan to meet its obligations under the note. Payments of principal are made by the Plan to correspond pro-rata to the allocation of unallocated shares to participants. Interest is payable annually, however all remaining unpaid principal under the note is due at the end of the 20-year period. During 2001 and 2000, the Plan received Company contributions for debt service of $0 and $8,175,550, respectively. During 2001, the Plan made principal and interest payments of $4,493,550 and $1,506,450, respectively. During 2000, the Plan made principal and interest payments of $6,261,669 and $1,913,881, respectively.

8. Parties-in-Interest to the Plan

The Plan holds investments in several mutual funds and GIC funds that are managed by affiliated companies of the Plan sponsor. These funds are considered parties-in-interest to the Plan. At December 31, 2001 and 2000, funds of $277,589,368 and $66,857,409 were held in such investments and are considered parties-in-interest to the Plan.

Supplemental Schedule

ING Savings Plan and ESOP (Formerly ReliaStar Financial Corp. Success Sharing Plan and ESOP through June 30, 2001)

EIN: 52-1317217
Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

At December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value
	Cash and money market funds	N/A	$ 24,587,212
*	Choice One GIC Fund	44,330,289 units	44,330,289
	20th Century International Growth Fund	768,347 units	6,123,726
	Franklin Smallcap Growth Fund	385,496 units	12,015,909
	PIMCO Total Return Fund	367,450 units	3,843,528
	Fidelity Puritan Fund	1,328,235 units	23,469,912
	Fidelity Blue Chip Fund	1,032,425 units	44,332,347
*	Pilgrim Growth Fund	417,995 units	6,194,683
*	Pilgrim International Value Fund	484,260 units	6,222,738
*	Pilgrim GNMA Fund	95,072 units	822,373
*	Pilgrim High Yield Fund II	86,434 units	652,575
*	Pilgrim Balanced Fund	19,237 units	234,316
*	Pilgrim Magnacap Fund	143,816 units	1,491,374
*	Pilgrim Midcap Opportunities Fund	236,345 units	2,852,685
*	Pilgrim Research Enhanced Index Fund	70,438 units	635,357
*	Pilgrim Smallcap Opportunities Fund	78,775 units	2,393,188
	North Institutional Equity Index Fund	64,896 units	985,115
	AIM Small Cap Growth Fund	387,749 units	9,953,526
	American Century Income and Growth Fund	443,494 units	12,129,551
	Calvert Income Fund	213,972 units	3,571,187
*	ING GIC Fund (036)	2,490,947 units	28,964,726
*	ING GIC Georgia I Fund (037)	4,044,538 units	47,033,937
*	ING GIC Georgia II Fund (038)	4,141,865 units	48,165,750
*	Pilgrim Midcap Opportunities Fund	58,427 units	701,127
*	Pilgrim Global Information Technology Fund	547,324 units	3,754,642
*	Pilgrim International Equity Fund	749,734 units	6,282,768
*	Pilgrim Large Cap Growth Fund	722,591 units	14,328,971
*	Pilgrim High Yield Bond Fund	99,531 units	870,895
	Merrill Lynch Adjustable Rate Securities Fund	138,185 units	1,326,579
	Merrill Lynch S&P 500 Index Fund	1,547,845 units	21,793,660
*	Aetna Stable Value Fund	N/A	32,369,643
*	Aetna Ascent Fund	32,216 units	326,026
*	Aetna Crossroads Fund	7,516 units	77,188
*	Aetna Legacy Fund	17,995 units	175,096
*	Aetna Growth and Income Fund	601,194 units	6,072,061
*	Aetna Index Plus Large Cap Fund	393,086 units	5,786,222
*	Aetna Growth Fund	599,927 units	7,703,061

ING Savings Plan and ESOP (Formerly ReliaStar Financial Corp. Success Sharing Plan and ESOP through June 30, 2001)

EIN: 52-1317217
Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

At December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Fair Value
*	Aetna Small Company Growth Fund	491,573 units	7,221,211
*	Aetna International Fund	246,351 units	1,926,466
	Janus Worldwide Fund	167,344 units	7,336,355
	MFS Total Return Fund	208,495 units	3,019,014
	MFS Capital Opportunities Fund	313,001 units	4,219,254
	Templeton Growth Fund	168,355 units	3,030,394
	Templeton Foreign Fund	69,689 units	644,618
	T. Rowe Price Equity Index 500 Fund	118,957 units	3,668,640
	American Century Ultra Fund	303,380 units	8,385,419
*	ING Company Shares **	7,476,237 shares	199,270,245
	Participant loans	***	10,965,987
			$ 682,261,546

Note: Column (d) cost information is not applicable, except as noted in ** below.

* Indicates a party-in-interest to the Plan.

** Includes non-participant directed investments. Total cost of ING Company shares is $35,901,580.

*** Each loan will bear an interest rate as prescribed by the Plan's applicable provisions, currently the prime interest rate plus 1% - 2%. Loan repayment periods are for a maximum of five years unless the loan is for the purchase of a primary residence in which case the maximum is ten years.

Signature

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ING SAVINGS PLAN AND ESOP

Dated: July 15, 2002

By: ING US PENSION COMMITTEE

By: Darryl Harris

Name: Darryl L. Harris

Title: Chairman, ING U.S. Pension Committee

EXHIBIT INDEX

Exhibit 1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 File No. 333-13668 pertaining to the ING Savings Plan and ESOP of ING Groep N.V. and affiliates of our report dated July 8, 2002, with respect to the financial statements and schedule of the ING Savings Plan and ESOP included in this Annual Report on Form 11-K for the year ended December 31, 2001.

Atlanta, Georgia
July 12, 2002

Ernst & Young LLP